SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

               Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular, dated April 25, 2012.
2.	Form of Proxy
3.	Notice of Annual of Shareholders Meeting, dated April 25, 2012.
4.	Mailing List Request Form

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

Notice of Meeting and Information Circular

in respect of the

ANNUAL MEETING OF SHAREHOLDERS

to be held May 25, 2012

April 25, 2012

April 25, 2012

Dear Shareholders:

You are cordially invited to attend an annual meeting of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company"), which will be held in the Viking Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on May 25, 2012 at 3:00 p.m. Enclosed with this letter is a formal Notice of the Annual Meeting of Shareholders, Information Circular and form of proxy.

The attached Information Circular contains important information about the meeting, including how to vote at the meeting, the directors nominated for election this year and other matters to be acted upon at the meeting.

On behalf of the Board and management, I encourage you to attend the meeting on May 25, 2012. If you are unable to attend, please feel free to direct questions or comments to my attention at Sonde Resources Corp., 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6. We appreciate your continued interest and participation in the Company and value your feedback, at any time of year.

Thank you for your continued support and I look forward to seeing you at the Meeting.

Yours truly,

(Signed) "Jack W. Schanck"

/s/ Jack W. Schanck
Jack W. Schanck

President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
PURPOSE OF SOLICITATION	1
APPOINTMENT AND REVOCATION OF PROXIES	1
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	2
VOTING OF PROXIES	3
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	4
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	4
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	4
EXECUTIVE AND DIRECTOR COMPENSATION	4
CORPORATE GOVERNANCE	23
MEETING MATTERS	31
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	34
OTHER BUSINESS	34
ADDITIONAL INFORMATION	34
APPENDIX "A" BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE	a1

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

to be held May 25, 2012

TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.

Notice is hereby given that the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the Viking Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta  on May 25, 2012, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Only Shareholders of record at the close of business on April 25, 2012 are entitled to receive notice of and to vote at the Meeting or any adjournment.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857.  Alternatively, registered Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions.  All proxies and voting instructions must be received by Valiant Trust Company by no later than 3:00 p.m. (Calgary time) on May 23, 2012 or two business days preceding the date of any adjournment.  For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Jack W. Schanck"
Jack W. Schanck
President and Chief Executive Officer

April 25, 2012

Notice of the Annual Meeting of Shareholders  1

INFORMATION CIRCULAR

for the Annual Meeting of Shareholders to be held May 25, 2012

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sonde Resources Corp. ("Sonde" or the "Company") for use at the annual  meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Company.

The Meeting will be held in the Viking Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W. Calgary, Alberta on May 25, 2012 at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set forth in the Notice of Annual Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. Information contained herein is given as of April 20, 2012 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, in person or by other means of communication by directors, officers and employees of Sonde who will not be additionally compensated. All costs and expenses incurred in connection with the solicitation of proxies will be borne by Sonde.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of Sonde. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof.

All proxies must be deposited with Valiant Trust Company, the registrar and transfer agent of the Common Shares, by no later than 3:00 p.m. (Calgary time) on May 23, 2012 or two business days preceding the date of any adjournment.  Registered Shareholders may deposit their proxies by:

(1)	delivering their proxy to Valiant Trust Company at 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1;

(2)	faxing their proxy to Valiant Trust Company at (403) 233-2857; or

(3)
using the internet site at www.valianttrust.com to transmit their voting instructions.  Shareholders should have the form of proxy in hand when they access the web site.   Shareholders will be prompted to enter their Control Number, which is located on the form of proxy.   The website may be used to appoint a proxy holder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions.

Information Circular 1

A registered Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

If a registered Shareholder has voted using the internet and such Shareholder wishes to change their appointment or change their voting instruction, the Shareholder must resubmit their proxy or voting instruction prior to the deadline noted above.  When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Sonde as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Sonde. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker

Information Circular 2

(or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Information Circular, the management of Sonde knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of Sonde (the "Board") has fixed April 25, 2012 as the record date. Shareholders at the close of business on April 25, 2012 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to April 25, 2012; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

As of April 20, 2012, 62,301,446 Common Shares were issued and outstanding as fully paid and non-assessable.

As of April 20, 2012, to the knowledge of the directors and executive officers of Sonde, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Clayton H. Riddell	8,117,355 Common Shares(1)	13.0

Note:

1)	Includes 7,700,000 Common Shares held by Treherne Resources Ltd., a private company controlled by Mr. Clayton H. Riddell and 192,355 Common Shares held by the Riddell Family Charitable Foundation.

As of April 20, 2012, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, 290,929 Common Shares, representing less than one percent of the issued and outstanding Common Shares.

As of April 20, 2012, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, 2,076,000 options ("Options") to purchase Common Shares issuable pursuant to the stock option plan (the "Option Plan") of the Company. If all such Options were exercised, the directors and executive officers of Sonde, as a group, would hold approximately 3.8 percent of the then issued and outstanding Common Shares (on a fully diluted basis).

Information Circular 3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of Sonde is not aware of any material interest, direct or indirect, of any director or executive officer of Sonde or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer of Sonde, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under the Option Plan as at December 31, 2011.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by Shareholders(1)	2,974,390	$3.43	3,255,754
Equity compensation plans not approved by Shareholders	Nil	N/A	N/A
Total	2,974,390	$3.43	3,255,754
Note:

1)	The only equity compensation plan adopted by the Company is the Option Plan. For a description of this plan, see "Incentive Plan Awards - Description of the Option Plan".

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's philosophy for executive compensation, the elements of compensation and the objectives for such elements. This disclosure is intended to communicate the compensation provided to the Company's senior leaders during 2011, being the three identified named executive officers ("Named Executive Officers").

The Named Executive Officers who are the focus of the CD&A are as follows: Jack W. Schanck, President and Chief Executive Officer ("CEO"); William K. Dirks, Chief Operating Officer ("COO") and Kurt A. Nelson, Chief Financial Officer ("CFO").

The Company's executive compensation program is administered by the Compensation Committee. The Compensation Committee is responsible for assisting the Board in designing, reviewing and modifying the Company's executive compensation program to ensure it reflects the objectives and long term interests of the Company.

Information Circular 4

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Riddell, Lancaster and Turnbull, each of whom is independent within the meaning of National Instrument 52-110, Audit Committees.  During 2011, Dr. Roach served as a member of the Committee from March to November 2011 when the Committee was reconstituted. The Committee members' experience in leadership roles during their careers, their extensive knowledge of the energy industry and their mix of experience in areas of operations, financial matters, corporate strategy and legal, regulatory and governance matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.  The specific experience and skills of the members of the Compensation Committee are detailed below.

James H.T. Riddell has served as the Chairman of the Compensation Committee since 2010. Mr. Riddell is presently the President and Chief Operating Officer of Paramount Resources Ltd. and President and Chief Executive Officer of Trilogy Energy Corp.  In these roles, Mr. Riddell has been primarily responsible for overseeing compensation matters for employees of the organizations in which he has been involved, advancing recommendations to the respective boards of directors regarding executive compensation matters and been actively involved in the establishment and implementation of compensation programs.

W. Gordon Lancaster has served as a member of the Compensation Committee since May 2011.  Mr. Lancaster is presently an independent business consultant and from January 2004 to November 2009, Mr. Lancaster was the Chief Financial Officer of a public oil and gas company.  Prior thereto Mr. Lancaster was with Deloitte & Touche LLP for 20 years, including five years as a partner.  Mr. Lancaster serves as the chair of the compensation committee of South Gobi Resources Ltd., a public mining company.  In this role and his role as Chief Financial Officer of several public companies, Mr. Lancaster has been responsible for human resources and corporate executive compensation planning and execution.

Gregory G. Turnbull has served as a member of the Compensation Committee since November 2011.  Mr. Turnbull is a partner with the law firm McCarthy Tétrault LLP and currently serves on the compensation committees of Crescent Point Energy Corp., Storm Resources Ltd., Hawk Exploration Ltd., Hyperion Exploration Corp., Online Energy Inc., Porto Energy Corp. and Sunshine Oilsands Ltd. In these various roles, Mr. Turnbull has had frequent interaction with professional compensation advisors and matters pertaining to executive and director compensation.

Dr. William J.F. Roach served as a member of the Compensation Committee from March 2011 until November 2011 when he was replaced by Mr. Turnbull.  Dr. Roach is currently the President and Chief Executive Officer of Cavalier Energy Inc. and prior thereto was the Chief Executive Officer of Calera Corporation and President and Chief Executive Officer of UTS Energy Inc. prior thereto.  In his role as Chief Executive Officer, Dr. Roach has been primarily responsible for overseeing compensation matters for employees of the organizations in which he was involved and advancing recommendations to the respective boards of directors regarding executive compensation matters.

The Committee met four times during the year.  All meetings of the Compensation Committee are documented in the form of minutes.  During 2011, in camera sessions were held at two of the four meetings of the Committee.

Objectives of the Compensation Program

The primary objectives of the Company's executive compensation program are: (i) to attract and retain talented and experienced people by providing competitive total compensation; (ii) to motivate and reward executive officers; (iii) to align the interests of executive officers and Shareholders; and (iv) to provide flexibility to enable the Company to be responsive to changes in the organization, the marketplace and the economy.

Information Circular 5

Compensation Process

The Board, relying on significant input from the Compensation Committee, has the ultimate responsibility for the Company's compensation program and compensation decisions. The Compensation Committee and the Board generally seek advice of officers and other advisors when making these decisions. When determining senior officer compensation, the Board evaluates the Company's performance relative to the corporate objectives and strategic business plans and the executive's individual achievements during the year. The CEO assists the Compensation Committee and the Board in setting annual corporate performance goals that apply to all employees, including the Named Executive Officers.

Compensation Consultant

When the Compensation Committee considers it necessary or advisable, it may retain, at the Company's expense, outside consultants or advisors to assist or advise the Committee on any matter within its mandate. The Committee did not engage a compensation consultant in connection with the establishment of 2011 compensation paid to the Named Executive Officers as these compensation levels were established following an extensive cross-border executive recruitment process that resulted in the hiring of the CEO and COO in late 2010.  The CFO was hired in May 2011 and his compensation levels were determined based on the pre-established compensation mix and levels established for the CEO and COO in 2010.

In September 2011, the Compensation Committee began a search for a compensation consultant to review and advise the Committee on the competitiveness and effectiveness of its executive compensation program. In November 2011, the Committee engaged Stone Partners, Inc., now Frost HR Consulting, an independent third party executive compensation consultant, to provide a compensation assessment by assisting the Committee in creating a peer group for use in benchmarking executive compensation practices. The compensation assessment was presented by Frost HR Consulting in February 2012 in connection with the Compensation Committee's review of 2011 performance and the determination of performance based cash bonuses for 2011.

Executive Compensation Related Fees

The Company paid Frost HR Consulting U.S.$1,801 for consulting services rendered during 2011.  The total amount paid to Frost HR Consulting during 2011 and 2012 to date for their services was U.S.$19,184.

Elements of Compensation

Standard compensation arrangements for the Named Executive Officers generally include three key elements: (i) base salary; (ii) performance based cash bonus; and (iii) long-term incentives including stock options, stock units and restricted share units. The Named Executive Officers are also eligible to participate in the same benefits as are offered to full-time employees. The Company does not view these benefits as a significant element of its executive compensation structure. The Committee does not have a formal policy for allocating compensation between cash and non-cash compensation. Compensation of the Named Executive Officers has predominately been cash-based as the Company was subject to limitations on the granting of equity compensation.  Additionally, the tax consequences applicable to the Named Executive Officers, each of whom is a U.S. resident for tax purposes, impacted the use of non-cash compensation.

Base Salaries

The objective of base salary compensation is to attract, retain and reward executive officers and employees. It is a fixed level of regularly paid cash compensation for performing day-to-day responsibilities.  Base salary is intended to be competitive with companies of similar size, industry and scope of operations. In setting base compensation levels, consideration is given to such factors as level of responsibility and experience. Subjective factors such as leadership, commitment and attitude are also considered.

Information Circular 6

Base salaries of executive officers were established prior to their commencement of employment through arm's length negotiations and are reviewed annually by the Committee. In addition to the above factors, decisions regarding salary increases are impacted by each executive officer's current salary and the amounts paid to peers outside the Company that have comparable responsibilities in similarly positioned companies, although the Compensation Committee did not conduct any formal benchmarking process in establishing 2011 base salaries.

Performance Based Cash Bonuses

The Board, based upon recommendations from the Compensation Committee, has authority to award discretionary annual cash bonuses to executives and employees, which are intended to motivate and reward the recipients for the achievement of short-term and long-term goals. The actual amount of any bonus is determined following a review of corporate performance and each employee's individual performance. Corporate performance is assessed based upon goals and objectives established for the current year.  Individual performance is based on both qualitative and quantitative criteria that is intended to recognize individual contributions to the achievement of the Company's short-term and long-term goals and objectives.  This individual performance assessment takes into account the level of responsibility and ability to influence or affect overall corporate performance.

Currently, the executive employment agreements for the Named Executive Officers provide for performance based cash bonuses of up to 100% of base salary for the CEO and COO and 50% of base salary for the CFO. However, in certain circumstances, the Board may exercise its discretion to increase a cash bonus in excess of these levels, including instances where the Named Executive Officer's contribution during the year merits additional recognition.

Stock Units and Restricted Share Units

In connection with the recruitment of the CEO and COO, the Board granted stock unit awards ("Stock Units") to the Named Executive Officers.  Each Stock Unit tracks the value of a Common Share of the Company and entitles the holder to receive a cash payment based upon the market value of the Company's Common Shares upon meeting certain vesting criteria. Vesting of Stock Units is generally time based but may also include performance criteria such as the achievement of a minimum share price. The grant of Stock Units is intended to provide an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns.  For details of the outstanding Stock Units, see "Outstanding Stock Units and RSUs - Named Executive Officers".

In March 2011, the Board approved a new restricted share unit plan of the Company (the "RSU Plan"). The RSU Plan is a long term incentive plan intended to, among other things, provide employees, senior officers, directors and consultants with an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns. For a description of the RSU Plan and details of the outstanding restricted share units ("RSUs"), see "Incentive Plan Awards - Description of the RSU Plan" and "Outstanding Stock Units and RSUs - Named Executive Officers".

Stock Options

Option grants are an integral component of the compensation package for the Company's executives and employees. The Option Plan is designed to: (i) recognize and reward the impact of longer-term strategic actions undertaken by management; (ii) align the interests of the Company's executives and employees with Shareholders; (iii) focus management on developing and successfully implementing the continuing growth strategy of the Company; (iv) foster the retention of key management personnel; and (v) attract talented individuals to the Company.

Option grants are approved by the Board after considering the recommendations of the Committee. In granting new Options, consideration is given to: (i) the number and terms of Options already outstanding on an individual basis; (ii) the limits imposed by the Toronto Stock Exchange ("TSX") and the Option Plan on the total number of Options that may be outstanding; and (iii) the expected impact of the role of the executive on the Company's performance and strategic development. The Committee then uses its

Information Circular 7

discretion to adjust the number of Options to be granted to executives and employees up or down based upon individual performance and other factors. See "Incentive Plan Awards - Description of the Option Plan" for details on the Option Plan.

Benefits and Other Perquisites

The Company has an employee stock savings plan ("ESSP") under which officers and employees may contribute up to 5% of their base salaries towards the purchase of Common Shares through the facilities of the TSX and the Company matches these contributions. Participation in the ESSP is voluntary.

In addition, the Named Executive Officers are eligible to participate in the benefits generally offered to all full time employees such as life insurance, disability, medical, dental, health and accident plans and four to six weeks of annual paid vacation.  In addition, Named Executive Officers are entitled to perquisites which are personal benefits not generally available to all employees.  These perquisites vary by Named Executive Officer and include items such as a car allowance, parking, U.S. health coverage and annual membership costs. These benefits and other perquisites are designed to be competitive overall with equivalent positions in similar companies.

Employment Agreements and Share Ownership Requirements

Executives' employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or change in role, especially in the case of a change of control.  In exchange, the executives commit to non-solicitation and confidentiality restrictions in the event of termination.

In addition, the executive employment agreements for each of the Named Executive Officers contains share ownership requirements.  Each of the Named Executive Officers has three years from their date of hire to achieve their personal share ownership requirement.  The CEO and COO must attain a level of ownership equal to three times base salary and the CFO must attain a level of ownership equal to one time base salary. Non-compliance provides the Company with the recourse of terminating the executive for cause. Each of the Named Executive Officers has acquired Common Shares and the CEO and COO have until October 2013 to meet their share ownership requirement and the CFO has until May 2014 to meet his share ownership requirement.  For more details on the holdings of the Named Executive Officers, see "Equity Ownership Requirements".

Analysis of 2011 Compensation and Compensation Decisions

Compensation decisions and payments made during 2011 were significantly influenced by recruitment decisions that occurred in the fall of 2010.  After emerging from protection under the Companies' Creditors Arrangement Act and installing a new Board of Directors in late 2009, the Company undertook an extensive search in both Canada and the United States to identify an experienced and capable management team with international and Canadian oil and gas experience.  A number of executive recruitment firms were engaged to assist the Company and in October 2010, Mr. Schanck was appointed as CEO and Mr. Dirks was appointed as COO.  The terms of employment for Mr. Schanck were negotiated at arm's length by a special committee of the Board of Directors.  The considerations affecting the compensation levels established for Messrs. Schanck and Dirks included the significant challenges and uncertainty still facing the Company in connection with its capital intensive international operations and constrained liquidity, reputational issues relating to the Company, the limited number of qualified candidates identified during the cross-border recruitment process and competitive compensation levels for senior executives in the United States, where each of the Named Executive Officers was located at the time of their recruitment.  These same factors continued to influence compensation decisions at the time of hiring Mr. Nelson as CFO in May 2011.  The nature and amount of compensation paid to senior officers in 2011 was guided by the primary goal of attracting a solid executive team that was in the best interests of Shareholders.

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Base Salaries

Base salary for the CEO and COO was established at the time of hire and given their recent hire dates, neither the CEO nor the COO received a salary increase in 2011. Base salary for the CFO was established in 2011 based on the salary levels of the other Named Executive Officers, the role and responsibilities of the CFO and the other factors referenced above.

Performance Based Cash Bonuses

The following table sets out the value of performance based bonuses earned by the Named Executive Officers with respect to 2011 performance:

Name	2011 Salary ($)	Target Bonus (% of Salary)	Target Bonus ($)	Percentage of Bonus Awarded Based on		Percentage of Target Awarded	Bonus Awarded ($)
				Corporate Objectives	Personal Objectives
Jack W. Schanck	450,000	100	450,000	40	60	54	242,500
Kurt A. Nelson	350,000	50	175,000	40	60	86	150,000
William K. Dirks	325,000	100	325,000	40	60	75	242,500

With input from management and based on the recommendation of the Compensation Committee, the Board established a scorecard of corporate performance objectives and weightings for measuring the performance of all employees, including the Named Executive Officers, for 2011:

Corporate Performance Objective	Description	Weighting (%)	2011 Performance Score (%)	2011 Results (%)
Operations - Canada	Reserves - 2 million boe of proved plus probable reserves as evaluated by the Company's independent reserves evaluator at December 31, 2011 Production - average of 3,000 to 3,700 boe/d Operating costs - $10.50 per boe with forecast operating costs of $12.92 million HS&E - maintain top quartile ranking on accident and ERCB non-compliance industry and achieve corporate core compliance G&A - $5.00 per producing boe and forecast 2011 G&A of $9 million	25	10	2.5
Capital (Value Creation) - Canada	Finding and development costs - less than $11.00 per boe Capital efficiency of $25,000 per boe/d Inventory - identification of 100 drilling locations with two year budget to reflect implementation	25	10	2.5

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Corporate Performance Objective	Description	Weighting (%)	2011 Performance Score (%)	2011 Results (%)
Strategies	Financial position - debt not to exceed 50% of equity Business - continue consolidation strategy; focus capital 75-80% on oil development; increase land in core areas via acquisitions and add 50,000 acres in new play People - implement Sonde strategy; add critical skills with head count addition of less than 15%	10	60	6
North Africa	Execution - complete resource study by third quarter of 2011; complete project economic plan by third quarter of 2011; start marketing plan by fourth quarter of 2011 Capital - minimize capital spending to no more than $10 million; complete seismic survey on terms and on budget; complete resource study on budget Strategies - monetize, finance or joint venture of the Joint Oil Block; maintain a positive relationship with Joint Oil Company or its successor; agree on a future strategy with partner	25	80	20
Other	Specific accomplishments not otherwise forecast or budgeted that enhance the overall value of the Company	15	80	12
TOTAL				43

For 2011, the Compensation Committee recognized the completion of the sale of the Trinidad and Tobago properties for $75 million; the sale of the Company's Kaybob/Duvernay undeveloped lands for a net gain of $73 million and the realization of hedging gains as part of the "Other" corporate performance objectives.  Based on the weightings assigned to each of the corporate performance objectives, the overall corporate performance was determined to be 43%.

The Compensation Committee then considered the individual performance of each of the Named Executive Officers.  Some of the general factors considered by the Committee included, role and responsibility in achieving the corporate performance objectives, leadership abilities, teamwork, strategy development and implementation and investor relations.  In addition, the Compensation Committee noted the achievement of various specific personal objectives relating to the positions of each of the Named Executive Officers.  This resulted in an overall personal objective for Messrs. Schanck, Nelson and Dirks of 62%, 115% and 97%, respectively.  The individual contributions of Mr. Nelson in the areas of tax compliance and planning, systematic and on-time monthly and quarterly reporting, among other factors, together with the lower target bonus award, were the determining factors for increasing Mr. Nelson's overall score with respect to personal objectives.

Stock Units and RSUs

No Stock Units or RSUs were awarded to Mr. Schanck during 2011 as his initial award of Stock Units was made upon commencement of employment, consistent with this executive employment agreement.  Mr. Dirks received his initial award of Stock Units on January 12, 2011.  This award was negotiated as part of his executive employment agreement.  Mr. Dirks also received an award of 174,140 RSUs in May 2011.  These RSUs were awarded in recognition of Mr. Dirks contributions to Sonde related to the Trinidad and Tobago sale and to reflect his efforts during the stock option blackout period guideline which resulted in a

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deferral of the award of options at the time of hire.  Mr. Nelson received his initial award of RSUs upon commencement of employment as contemplated by his executive employment agreement.

Stock Options

No stock options were granted to Mr. Schanck during 2011 as his initial award was made upon commencement of employment. Mr. Dirk's executive employment agreement contemplated the granting of stock options at the commencement of employment but this award was deferred as the Company was in blackout and, consequently, his initial award of stock options was granted in 2011 in accordance with the terms of his executive employment agreement. Mr. Nelson was granted an initial award of options on commencement of his employment in accordance with the terms of his executive employment agreement which was consistent with the hiring practices of the other Named Executive Officers. The number of stock options awarded all Named Executive Officers was determined through arm's length negotiations relating to their initial hiring.

Risk Management and Compensation

The Company recognizes that certain compensation arrangements could promote unintended behaviors that may, in certain circumstances, be misaligned with Shareholders' interests.  The Company's executive compensation policies and programs are designed to create appropriate incentives to increase long-term Shareholder value.  While the oil and gas business by its nature requires some level of risk-taking to achieve returns in line with Shareholder expectations, the Company believes that it has structured its policies and programs to limit excess risk-taking.

In particular, the Company believes that the following factors should mitigate the likelihood that its executive officers will take unnecessary or excessive risk for the sake of enhanced rewards:

•	the compensation program provides an appropriate balance between base salary and variable, performance based compensation;
•
the compensation program has been designed and implemented across the organization such that all employees, including the Named Executive Officers,  have a common interest in achieving the corporate goals and objectives as variable compensation is based upon the achievement of these goals;

•
the Board has established a diversified mix of corporate performance goals (including financial and operating goals and health, safety and environment objectives) that are intended to align the behavior of the executive officers with the interests of Shareholders and ensure that the achievement of a single goal is not determinative of compensation;

•	the value of Stock Units awarded to the Named Executive Officers is determined based on vesting which ranges up to three years, thus focusing on longer term value creation;
•	the terms of vesting of RSUs granted to Mr. Dirks requires the market price of the Common Shares to exceed and remain above a certain threshold thus focusing on maintaining share price appreciation;
•	stock options granted to the Named Executive Officers have terms ranging from five to ten years, reinforcing the goal of building and sustaining long-term value in line with Shareholder interests;
•	minimum share ownership requirements for the Company's executive officers ensure that the executives are also Shareholders and, therefore, aligned with the interests of Shareholders; and
•	the Compensation Committee has engaged Frost HR Consulting to assist it in creating a peer group and benchmarking the Company's total compensation for executives to ensure that

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compensation is competitive with peers and aligned with the Company's compensation philosophy.

The Board of Directors has not identified any specific risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Neither the executive officers nor directors are permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to offset or hedge a decrease in market value of equity securities granted as compensation or held directly or indirectly by such executive officer or director.

Proposed Changes to the Compensation Process during 2012

The Compensation Committee has not identified any specific changes to the compensation process or compensation program for 2012.  The Compensation Committee intends to review the results of the study conducted by Frost HR Consulting and will assess whether any change is required in connection therewith. Any changes that may be adopted will be applicable to future compensation arrangements which may extend beyond 2012.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment from December 29, 2006 to December 30, 2011 in the Common Shares with the cumulative total return of the TSX/S&P Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

Date	Sonde	TSX/S&P Composite Total Return Index
December 29, 2006	$100.00	$100.00
December 31, 2007	$123.82	$109.84
December 31, 2008	$51.06	$73.59
December 31, 2009	$27.23	$99.39
December 31, 2010	$154.88	$116.88
December 30, 2011	$112.76	$106.70

The trend shown in the above graph does not necessarily correspond to the trend in the Named Executive Officer compensation for the year ended December 31, 2011 or for any prior periods.  The current level of Named Executive Officer compensation was established in 2010 and was necessary to

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hire and retain such executives through a critical and challenging period for the Company. Compensation is also reflective of the increased demands that were placed on the Named Executive Officers through this period.

Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended December 31, 2011 and 2010.  None of the current Named Executive Officers were employed by the Company in 2009.

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans(2) ($)	Long-term Incentive Plans(3) ($)
Jack W. Schanck(5) CEO	2011 2010	450,000 37,500	Nil Nil	Nil 2,074,358	242,500 Nil	Nil Nil	Nil Nil	65,083(6) 188,166(6)	757,583 2,300,024
Kurt A. Nelson(7) CFO	2011	331,000	Nil	502,005	150,000	84,786	Nil	7,000(8)	1,074,791
William K. Dirks(9) COO	2011 2010	325,000 289,068	Nil Nil	1,515,324 Nil	242,500 Nil	Nil Nil	Nil Nil	24,000(10) 3,092	2,106,824 292,160

Notes:

1)
Amounts disclosed under "Option-Based Awards" represent Option grants and are based on the fair value of the award on the grant date for the specified year and pricing at time of grant as determined using the Black-Scholes model. For details regarding the Option Plan, see "Incentive Plan Awards - Description of the Option Plan".

2)	Amounts reported under "Annual Incentive Plans" represent annual discretionary cash bonus payments awarded for performance during the periods specified. Amounts reflected for 2011 were paid in 2012.
3)
Amounts reported under "Long-term Incentive Plans" represents cash amounts paid or payable pursuant to the RSU Plan.  Amounts reflected for 2011 were paid in 2012.  For details regarding the RSU Plan, see "Incentive Plan Awards - Description of the RSU Plan".

4)
Except as otherwise specifically disclosed below, the amount reported under "All Other Compensation" for Named Executive Officers generally includes matching payments under the ESSP, health benefits and car allowance and insurance payments.

5)	Mr. Schanck was appointed CEO on October 19, 2010 and began receiving a salary on December 1, 2010.
6)
Mr. Schanck's other compensation for 2010 includes a signing bonus ($75,000).   Mr. Schanck's other compensation for 2011 includes a car allowance, US health coverage payments, matching payments under the ESSP and annual membership costs ($41,083).

7)	Mr. Nelson served on a consulting basis as Interim CFO from March 2, 2011 until his appointment as CFO on May 25, 2010 and began receiving compensation as CFO on June 1, 2011.
8)	Mr. Nelson's other compensation for 2011 is for US health coverage payments ($7,000).
9)	Mr. Dirks served on a consulting basis as interim COO commencing May 5, 2010, was appointed COO on October 20, 2010 and began receiving compensation as COO on November 15, 2010.
10)	Mr. Dirks' other compensation includes reimbursement for relocation costs, a car allowance ($12,000), US health coverage payments and matching payments under the ESSP.

Incentive Plan Awards

The Company has adopted an Option Plan and an RSU Plan, the details of which are described below.  In addition, prior to the adoption of the RSU Plan which provides for the award of RSUs, the Company awarded Stock Units to certain officers and directors pursuant to stand alone agreements.  All Stock Unit awards and RSUs are paid in cash and no Common Shares are issued.  As such, these arrangements are reported as non-equity incentive plan compensation in the Summary Compensation Table above.

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Description of the Option Plan

The Option Plan was adopted on May 25, 2011 and replaces the previously approved stock option plan of the Company with respect to all Options granted after May 25, 2011. The Option Plan is intended to provide an incentive, in the form of a proprietary interest in the Company, to officers, directors (subject to limitations), employees and service providers of the Company (collectively, the "Participants") to provide a long term incentive element in compensation and to provide a means through which Sonde can attract and retain persons of experience and ability.

Under the Option Plan:

•
the maximum number of Common Shares reserved for issuance by the Company pursuant to the Option Plan plus any other security-based compensation arrangements (involving an issuance of shares from treasury) shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant;

•
participation by non-employee directors is restricted such that the number of Common Shares issuable to non-employee directors may not exceed a maximum of 1% of the outstanding Common Shares and, during any calendar year, the value of Options granted to any one non-employee director cannot exceed $100,000;

•
the number of Common Shares, when combined with any other security-based compensation arrangements, issuable (or reserved for issuance) to "insiders" of Sonde may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

•
no one Participant can receive Options that, when combined with any other security-based compensation arrangement, will entitle that Participant to purchase more than 5% of the issued and outstanding Common Shares (on a non-diluted basis);

•
there may not be issued to insiders, within a one-year period, a number of Common Shares that, when combined with any other security-based compensation arrangement, will exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

•
the exercise price of Options shall not be less than the "market value" of the Common Shares at the date of granting such Option. For purposes of the Option Plan, "market value" means the most recent closing price of the Common Shares on the TSX prior to the date on which the Option is granted;

•
in respect of Options granted subsequent to May 25, 2011, a grant of Options shall vest over a four year period with one quarter of the Options vesting on each of the first, second, third and fourth anniversaries of the grant date, unless otherwise determined by the Board;

•
in respect of Options granted subsequent to May 25, 2011, the term and expiry date shall be determined in the discretion of the Board at the time of granting of the Options, subject to the maximum term allowable for Options being five years (subject to extension in the event of a Black-out Period (as defined in the Option Plan));

•	in the event a Participant is terminated for cause, all Options granted to such Participant shall expire immediately upon notice of termination;
•
if a Participant ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) other than termination for cause or death or Disability (as defined in the Option Plan) only those options vested at the date of such cessation shall be exercisable for a maximum period of 90 days following such cessation;

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•
if a Participant ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) by reason of death or Disability, the Options then vested will be exercisable for a period of one year unless they expire at an earlier date;

•
upon the occurrence of a Change of Control Transaction (as defined in the Option Plan) all unexercised and unvested outstanding Options granted under the Option Plan shall vest and become immediately exercisable;

•
in the event that an Option expires during any period during which the holder of the Option is not permitted to trade Common Shares pursuant to the policies of the Company (a "Blackout Period") or within nine business days after such a period ends, then the expiry date of the Options shall be extended to the date that is the 10th business day after the date on which such period ends;

•
the Option Plan includes a cashless exercise feature that allows Participants to surrender vested Options unexercised to the Company in consideration for a payment in Common Shares or cash (at the option of the holder and with the approval of the Board) equal to the difference between the fair market value of the Common Shares (determined in accordance with the Option Plan) and the aggregate exercise price for the Common Shares pursuant to the surrendered Options;

•
the Board may amend the Option Plan or any Option at any time and from time to time without the approval of Shareholders, provided that no such amendment may: (i) increase the maximum percentage of the issued and outstanding Common Shares issuable pursuant to the Option Plan; (ii) add any form of financial assistance by the Company for the exercise of Options; (iii) change the class of eligible Participants to the Plan which would have the potential to broaden or increase participation by insiders of the Company; (iv) reduce the exercise price of an outstanding Option or permit a reduction in the exercise price of an outstanding Option through the cancellation and re-issue of Options to a Participant; (v) amend the expiry date to extend the term of any Option or allow such Option to be exercisable for a period exceeding five years from the date the Option is granted (excluding extensions for Blackout Periods); (vi) permit the introduction or re-introduction of non-employee directors on a discretionary basis or amend the limitations on grants to non-employee directors from that established in the Plan; (vii)  permit Options to be transferable and assignable other than in the event of death or Disability of a Participant; or (viii) amend the amendment provisions of the Option Plan. Notwithstanding the foregoing no amendment may be made that would alter or impair any Options previously granted to a Participant without the consent or deemed consent of the Participant; and

•	Options are non-transferable and non-assignable, except in limited circumstances.

No financial assistance has been or is expected to be provided by Sonde to Participants to facilitate the purchase of Common Shares under the Option Plan.

Description of the RSU Plan

The RSU Plan was adopted on March 24, 2011.  The RSU Plan is intended to strengthen the ability of the Company to attract and retain qualified employees, officers, directors and consultants of the Company (collectively, "Service Providers") and provide Service Providers with an element of incentive compensation that is tied directly to share value over time, thereby aligning the interest of Service Providers with the interests of Shareholders.  The RSU Plan is administered by the Compensation Committee.

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Under the RSU Plan:

•	the Committee shall determine the Service Providers to whom awards of RSUs are granted (each, a "Grantee") and the number of RSUs to be awarded to each Grantee;
•
unless otherwise determined by the Committee, the RSUs shall vest on the third anniversary of the date of grant; provided, however, that in the event of a Change of Control (as defined in the RSU Plan) prior to the vesting date, all RSUs that have not yet vested as of such time shall vest on the earlier of the vesting date determined in the applicable RSU agreement and immediately prior to the effective time of the Change of Control;

•
on the applicable vesting date, the Company will pay to such Grantee, in respect of each RSU, a cash amount equal to the five-day volume weighted average trading price of one Common Share on such vesting date;

•	in the event that a Grantee (other than a non-employee director) is terminated for cause, all RSUs granted to such Grantee shall expire immediately on notice of termination;
•
if a Grantee (other than a non-employee director) ceases to be a Service Provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period ("Notice Period") applicable in respect of such termination, any RSUs that are scheduled to vest within six months of the Notice Period shall immediately vest and all remaining unvested RSUs held by the Grantee shall terminate without payment of any compensation;

•
if a Grantee (other than a non-employee director) ceases to be a Service Provider for any reason other than due to termination by the Company but including resignation, retirement, death or disability, effective as of the last day of any notice period applicable in respect of such voluntary resignation or retirement, or as of the date of death or determination of disability, as applicable, all unvested RSUs held by the Grantee shall terminate without payment of any compensation;

•
unless otherwise determined by the Board, in the event that a non-employee director ceases to be a Service Provider, a pro-rated number of RSUs held by such non-employee director shall vest on the date that the non-employee director ceases to be a Service Provider; and

•	RSUs are non-transferable.

Outstanding Option-Based Awards - Named Executive Officers

The following table sets forth information with respect to the outstanding Options for each Named Executive Officer as of December 31, 2011.  The Company has not issued any share-based awards.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options(1) ($)
Jack W. Schanck	800,000	$3.06	October 19, 2020	Nil
Kurt A. Nelson	300,000	$2.86	May 25, 2016	Nil
William K. Dirks	576,000	$4.30	January 12, 2021	Nil

Notes:

1)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 30, 2011 being $2.65 and the applicable exercise price.

2)	The expiry of all stock options is subject to extension in connection with a blackout period that is imposed by the Company prior to the stated expiry date.

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Outstanding Stock Units and RSUs – Named Executive Officers

The following table sets forth information with respect to the outstanding Stock Units and RSUs granted to Named Executive Officers as of December 31, 2011. Details of these awards are in the notes following the tables.

Name	Number of Stock Units (#)	Number of RSUs (#)
Jack W. Schanck	450,000(1)	Nil
Kurt A. Nelson	Nil	100,000(2)
William K. Dirks	288,000(1)	174,140(3)

Notes:

1)
The Stock Units vest as to one-third of the Stock Units on January 1, 2012; one-third of the Stock Units on the sooner of January 1, 2013 and the date on which the closing trading price of the Common Shares on the TSX has been at least $7.44 per share for at least 10 consecutive trading dates; and one-third of the Stock Units on the sooner of December 31, 2014 and the date on which the closing trading price of the Common Shares on the TSX has been at least $11.16 per share for at least 10 consecutive trading days.  The Stock Units are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.  Payment in respect of all Stock Units is made in cash on the earliest applicable date on which vesting occurs, based on the closing trading price of the Common Shares on the payment date.

2)
The RSUs vest as to 16,667 RSUs on May 25, 2011, 16,666 RSUs on November 25, 2011, 33,333 RSUs on May 25, 2012 and 33,334 RSUs on May 25, 2013.  On the applicable vesting date, each RSU entitles the holder to a cash payment equal to the five-day volume weighted average trading price of the Common Shares on the TSX ("5-day VWAP").  Of the RSUs shown, 33,333 RSUs vested during 2011 but payment for such RSUs was outstanding at December 31, 2011.  The RSUs are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.

3)
The RSUs vest as to 87,070 RSUs on May 20, 2011 and are exercisable until December 31, 2013 provided that the 5-day VWAP prior to the date of exercise is at least $3.00 per share; and as to 87,070 RSUs on December 31, 2013 provided that the 5-day VWAP to December 31, 2013 is at least $3.00 per share.  On the applicable vesting date, each RSU entitles the holder to a cash payment equal 5-day VWAP on such vesting date. The RSUs are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.

Incentive Plan Awards - Value Vested or Earned During the Year by Named Executive Officers

The following table sets forth information with respect to the value of Options vested and the value of non-equity incentive plan compensation earned for each Named Executive Officers during the year ended December 31, 2011.

Name	Options-Based Awards Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Jack W. Schanck	Nil	Nil
Kurt A. Nelson	Nil	84,786(2)
William K. Dirks	Nil	Nil

Notes:

1)	The value of the vested in-the-money Options is calculated as the difference between the closing price of the Common Shares on the TSX on the applicable vesting date and the exercise price.
2)	Represents cash amounts payable pursuant to the RSU Plan. Amounts reflected for 2011 were paid in 2012.

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Termination and Change of Control Payments

Upon their appointment as CEO, COO and CFO, respectively, Mr. Schanck, Mr. Dirks and Mr. Nelson entered into executive employment agreements with the Company.  Each of these executive employment agreements contains non-solicitation and confidentiality restrictions in the event of termination.

The following table summarizes applicable termination payments and benefits available under the employment contracts for each of Messrs. Schanck, Dirks and Nelson.

Named Executive Officer	Termination without Cause/Resignation for Good Reason(1)(2)	Termination for Good Reason upon Change of Control
Jack W. Schanck and William K. Dirks
In the event termination occurs within the initial two years of the executive's employment contract, the executive will be entitled to 30 days notice or payment in lieu thereof plus a payment equal to two year's base salary, plus an amount equal to the cost of benefits provided by the Company to the executive for the same period. In the event termination occurs after the initial two year term, the executive will be entitled to 30 days notice or payment in lieu thereof plus a payment equal to one year's base salary and cost of benefits for the same period (the "Separation Package"). The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

Any Options, Stock Unit or RSU awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.

In the event termination occurs within six months of a change of control (as defined in the executive's employment contract) and where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to two year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Change of Control Separation Package").

All Options and Stock Unit awards shall automatically vest on the date on which the executive resigns. All RSUs are governed by the RSU Plan.

Kurt A. Nelson
In the event of termination, the executive will be entitled to 30 days notice or payment in lieu thereof plus payment equal to one year's base salary and the cost of benefits for the same period (the "Nelson Separation Package").  The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

Any Options, Stock Unit or RSU awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.

In the event termination occurs within six months of a change of control (as defined in the executive's employment contract) and where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to one year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Nelson Change of Control Separation Package").

All Options and RSUs shall automatically vest on the date on which the executive resigns.

Notes:

1)
In the event of a termination for cause, or upon the death or disability of the executive, the Company shall have no further obligation to the executive, other than the payment of annual base salary accrued and unpaid through the date of termination, outstanding expense reimbursements and vacation pay.

2)	"Good Reason" means the occurrence of any event or action which would constitute constructive dismissal of the executive as an employee or officer of Sonde, pursuant to the laws of Alberta.
3)
In the event the executive is terminated without cause or resigns for Good Reason within six months of a change of control then the executive is entitled to be paid an amount equal to the amount by which the value of the Change in Control Separation Package (or Nelson Change of Control Separation Package) exceeds the Separation Package (Nelson Separation Package) or vice versa, as applicable.

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The table below sets out the estimated payment that each Named Executive Officer with an employment agreement would have been entitled to if the event resulting in termination of employment occurred on December 31, 2011.

	Termination without cause/Resignation with Good Reason ($)	Termination for Good Reason upon Change of Control ($)
Jack W. Schanck Salary/Severance Benefits Options Stock Unit Awards/RSUs Total	900,000 48,000(1) Nil(2)(3) 397,500(2)(3) 1,345,500	900,000 48,000(1) Nil(3)(5) 1,192,500(3)(5) 2,140,500
William K. Dirks Salary/Severance Benefits Options Stock Unit Awards/RSUs Total	650,000 48,000(1) Nil(2)(3) 254,400(2)(3) 952,400	650,000 48,000(1) Nil(3)(5) 763,200(3)(5) 1,461,200
Kurt A. Nelson Salary/Severance Benefits Options Stock Unit Awards/RSUs Total	350,000 12,000(1) Nil(2)(3) 173,118(2)(3)(4) 535,118	350,000 12,000(1) Nil(3)(5) 261,454(3)(4)(5) 623,454

Notes:

1)	U.S. health care coverage for all executives and car allowance for Messrs. Schanck and Dirks.
2)	Includes only those Stock Options, Stock Units and RSUs that would vest prior to June 30, 2012, excluding RSUs which are subject to minimum share price thresholds.
3)	Value of Stock Options, Stock Units and RSUs was determined based on the closing trading price of the Common Shares on December 30, 2011, being $2.65.
4)	Includes $84,786 which was earned in 2011 and paid in 2012.
5)	Includes all Stock Options, Stock Units and RSUs, excluding RSUs which are subject to minimum share price thresholds.

Director Compensation

Director compensation is set following the annual meeting of Shareholders and applies to the 12 month period commencing September 1 of each year.  The following table provides information concerning the Company's non-executive director fee structure in effect from September 1, 2010 to August 31, 2011.

Type of Fee	Amount ($)(1)
Annual Retainers
Director Annual Cash Retainer	39,331
Board Chair Annual Cash Retainer	19,666
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	9,833
Audit Committee Chair Annual Cash Retainer	14,750
Attendance Fees
Board Meetings attended in person (per meeting)	1,967
Board Meetings attended by telephone (per meeting as determined by the Chairman)	1,475 to 1,967

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Type of Fee	Amount ($)(1)
Committee Meetings (per meeting)	1,475
Business Meetings(2) (per day)	1,475
Equity Compensation
Option grants and Stock Unit awards	As recommended by the Governance Committee and determined by the Board

Notes:

1)
Fees are set in U.S. dollars and for purposes of the above table have been converted from U.S. dollars to Canadian dollars based on the following rate:  U.S.$0.9709  = Cdn$1.00, reflecting the average noon Bank of Canada rate on December 31, 2010. Fees in U.S. dollars are as follows: Director Annual Cash Retainer, U.S.$40,000; Board Chair Annual Cash Retainer, U.S.$20,000; Committee Chair Annual Cash Retainer (other than the Audit Committee Chair), U.S.$10,000; Audit Committee Chair Annual Cash Retainer, U.S.$15,000; Board Meetings attended in person (per meeting), U.S.$2,000; Board Meetings attended by telephone (per meeting as determined by the Chairman), U.S.$1,500 to U.S.$2,000; Committee Meetings (per meeting), U.S.$1,500; Business Meetings (per day), U.S.$1,500. Annual retainers were paid as a lump sum payment on September 1, 2010.

2)	A business meeting is a meeting or event (other than a Board or committee meeting) that a director attends on behalf of the Company and requires a substantial commitment of time.

During 2011 a review of directors compensation was undertaken by the Corporate Governance Committee based on a review of companies in Canada and the U.S.  The following table provides information concerning the Company's non-executive director fee structure in effect from September 1, 2011 to August 31, 2012. No fees were paid for attendance at meetings of the Board of Directors or Committees subsequent to August 31, 2011.

Type of Fee	Amount ($)(1)
Annual Retainers
Director Annual Cash Retainer	63,913
Board Chair Annual Cash Retainer	31,957
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	9,833
Audit Committee Chair Annual Cash Retainer	14,749
Committee Member Annual Cash Retainer	4,916
Equity Compensation
Option grants and Stock Unit / RSU awards	As recommended by the Governance Committee and determined by the Board

Note:

1)
All directors fees are set in U.S. dollars, with annual retainers being paid on a quarterly basis, in advance.  For purposes of the above table, all fees have been converted from U.S. dollars to Canadian dollars based on the following rate:  U.S.$1.0170 = Cdn$1.00, reflecting the average noon Bank of Canada rate on December 30, 2011. Fees in U.S. dollars are as follows: Director Annual Cash Retainer, U.S.$65,000; Board Chair Annual Cash Retainer, U.S.$32,500; Committee Chair Annual Cash Retainer (other than the Audit Committee Chair), U.S.$10,000; Audit Committee Chair Annual Cash Retainer, U.S.$15,000; Committee member Annual Cash Retainer, U.S.$5,000.

Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors and are eligible to participate in the ESSP.

Information Circular 20

Director Compensation Table

The following table provides information concerning compensation paid to the non-executive directors for the year ended December 31, 2011.

Name	Fees Earned(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Kerry R. Brittain	93,097	Nil	22,783	Nil	Nil	Nil	115,880
Marvin M. Chronister	158,351	Nil	337,968	Nil	Nil	Nil	496,319
Dr. James Funk	69,336	Nil	15,188	Nil	Nil	Nil	84,524
W. Gordon Lancaster	80,005	Nil	15,188	Nil	Nil	Nil	95,193
James H.T. Riddell	59,074	Nil	15,188	Nil	Nil	Nil	74,262
Dr. William J.F. Roach	50,315	Nil	15,188	Nil	Nil	Nil	65,503
Gregory G. Turnbull	65,527	Nil	15,188	Nil	Nil	Nil	80,715

Notes:

1)
From January through August, directors' fees were paid to directors resident in the U.S. in U.S. dollars and directors resident in Canada were paid in Canadian dollars.  For purposes of the above table directors fees paid in U.S. dollars have been converted into Canadian dollars based on the exchange rate in effect and charged to the Company on the payment date.

2)
Amounts disclosed under "Option-Based Awards" represent Option grants and are based on the fair value of the award on the grant date for the specified year and pricing at time of grant as determined using the Black-Scholes model.

Mr. Schanck, an executive director of the Company, is not entitled to additional compensation for performance of director duties. Please see the Summary Compensation Table above for information regarding compensation paid to Mr. Schanck in his role as CEO for 2011.

Outstanding Option-Based Awards - Directors

The following table sets forth information with respect to the outstanding Options for each non-employee director as of December 31, 2011.  The Company has not issued any share-based awards.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(2) ($)
Kerry R. Brittain	15,000	2.50	August 16, 2016	2,250
Marvin M. Chronister	125,000 10,000	4.30 2.50	January 12, 2021 August 16, 2016	Nil 1,500
Dr. James Funk	10,000	2.50	August 16, 2016	1,500
W. Gordon Lancaster	10,000	2.50	August 16, 2016	1,500
James H.T. Riddell	10,000	2.50	August 16, 2016	1,500
Dr. William J.F. Roach	10,000	2.50	August 16, 2016	1,500
Gregory G. Turnbull	10,000	2.50	August 16, 2016	1,500

Notes:

1)	Options vest as to one-quarter on each of the first, second, third and fourth anniversaries of the date of grant.
2)
The value of the unexercised in-the-money options is calculated as the difference between the closing price of the Common Shares on the TSX on December 30, 2011, being $2.65, and the applicable exercise price.

Information Circular 21

Outstanding Stock Units and RSUs – Directors

Stock Unit and RSU grants are intended to ensure that a substantial portion of the compensation of the directors is in the form of long-term equity based compensation. This reflects the Board's belief that the directors should develop a meaningful equity position in the Company and that a significant portion of each director's compensation be tied to the long-term performance of the Company so that the interests of directors are aligned with Shareholders.

The following table sets forth information with respect to the outstanding Stock Units and RSUs granted to non-employee directors as of December 31, 2011. Details of these awards are in the notes following the tables.

Name	Number of Stock Units(1) (#)	Number of RSUs ($)
Kerry R. Brittain	129,700	Nil
Marvin M. Chronister	138,300	35,465(2)
Dr. James Funk	107,400	Nil
W. Gordon Lancaster	60,750	Nil
James H.T. Riddell	103,800	Nil
Dr. William J.F. Roach	107,400	Nil
Gregory G. Turnbull	107,400	Nil

Notes:

1)
Each Stock Unit represents a right to receive a cash amount equal to the closing price of a Common Share on the TSX (or such other stock exchange upon which the Common Shares are then listed and where the greatest volume of trading has occurred) on the applicable vesting date. Stock Units vest on the earlier of: (i) the last business day of the calendar year in which the third anniversary of the grant date occurs; (ii) upon a change of control (as defined in the Stock Unit award agreements); or (iii) upon the director ceasing to be a member of the Board for any reason (in respect of a pro rata portion of Stock Units determined with reference to the agreed date of termination).

2)
Granted as partial compensation for Mr. Chronister's role as Interim CEO.  The RSUs vest as to one third on each of:  January 12, 2012, January 12, 2013 and January 12, 2014; provided however, if the 5-day VWAP of the Common Shares on the applicable vesting date is less than $3.08 per Common Share, the RSUs that are otherwise eligible to vest on such vesting date will not vest and will carry forward and vest at such time as the 5-day V-WAP of the Common Shares is equal to $3.08 per Common Share provided such threshold is met prior to January 12, 2014. On the applicable vesting date, each RSU entitles the holder to a cash payment equal 5-day V-WAP on such vesting date. The RSUs are subject to accelerated vesting in certain circumstances.  See "Incentive Award Plans - Description of the RSU Plan".

Payments made in respect of Stock Units and RSUs will be made in cash. However, if at some point in the future the Shareholders approve an equity compensation plan under which the Stock Units and RSUs may be paid in Common Shares, the Board (or the Compensation Committee) may determine that all or any portion of the Stock Units and/or RSUs be paid in Common Shares.

Incentive Plan Awards - Value Vested or Earned During the Year by Directors

No Options vested during 2011 and no non-equity incentive plan compensation was earned by the non-employee directors during the year ended December 31, 2011.

Equity Ownership Requirements

In 2011, the Board adopted a policy requiring non-executive directors, within five years of their appointment or election, to hold Common Shares and/or RSUs and Stock Units with a value of at least three times their annual cash retainer. The Corporate Governance Committee is responsible for monitoring compliance with this policy and will review and make revisions to the policy as needed.

Information Circular 22

In addition, pursuant to the terms of their respective executive employment agreement, both the CEO and COO are required, no later than the third anniversary of the commencement of employment, to hold Common Shares having a value of at least three times their base salary.  Pursuant to his executive employment agreement, the CFO is required, no later than the third anniversary of the commencement of employment, to hold Common Shares having a value equal to one year's base salary.

The following table sets forth the current directors' and Named Executive Officer's "at risk" investment in Sonde:

Name	Number of Common Shares owned, controlled or directed (#)	Number of Stock Units and RSUs held (#)	Number of Common Shares owned, controlled or directed and Stock Units and RSUs held (#)	Total value of Common Shares, Stock Units and RSUs (value at risk) as at December 31, 2011 ($)	Guideline met (√) or investment required to meet guideline
Kerry R. Brittain	30,000	129,700	159,700	423,405	√
Marvin M. Chronister	Nil	173,765	173,765	460,477	√
William K. Dirks	36,719	N/A	36,719	97,305	Investment Required
Dr. James Funk	20,000	107,400	127,400	337,610	√
W. Gordon Lancaster	Nil	60,750	60,750	160,988	Investment Required
Kurt A. Nelson	43,365	N/A	43,365	114,917	Investment Required
James H.T. Riddell	Nil	103,800	103,800	275,070	√
Dr. William J.F. Roach	10,000	107,400	117,400	311,110	√
Jack W. Schanck	80,645	N/A	80,645	213,709	Investment Required
Gregory G. Turnbull	70,000	107,400	177,400	470,110	√

Note:

1)	Value has been calculated based on the closing trading price of the Common Shares on December 30, 2011, being $2.65.

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201, Corporate Governance Guidelines which are addressed below. In addition, the Board monitors and considers for implementation by Sonde the corporate governance standards which are proposed by various Canadian and U.S. regulatory authorities or which are published by various non-regulatory organizations in Canada or the U.S. The Company strives to enhance its disclosure to Shareholders on an annual basis.

Mandate of the Board

The Board has responsibility for the stewardship of the Company. The Board has adopted a formal written mandate which is set out as Appendix "A" to this Information Circular. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Company's debt and borrowing policies and setting the policies and principles for CEO selection and performance. The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and Shareholders.

Information Circular 23

Composition of the Board

Independence

The Board currently consists of eight directors who provide the Company with a wide diversity of business experience and seven nominees will be proposed for election at the Meeting. Additional information for each of the directors can be found under the heading "Meeting Matters - Election of Directors". The Board has determined that six of the seven proposed directors and six of the current eight directors are independent as such term is defined by National Instrument 58-101, Disclosure of Corporate Governance Practices by having no direct or indirect material relationship with the Company, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of the Company or which could reasonably be expected to interfere with the exercise of the director's independent judgment.

Mr. Schanck is not independent. He is considered to have a material relationship with the Company (within the meaning of National Instrument 52-110, Audit Committees) as a result of his position as Chief Executive Officer of the Company.  Mr. Chronister is not independent as a result of the expanded responsibilities delegated to Mr. Chronister while the Board conducted a search for a CEO during a portion of 2009 and 2010, the length of time those responsibilities were performed and the increased compensation paid to Mr. Chronister.  As a result the Board determined that Mr. Chronister had a material relationship with the Company.  Mr. Chronister is not standing for re-election at the Meeting.

Other Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more Canadian (or foreign) jurisdictions:

Name	Name of Reporting Issuer
Kerry R. Brittain	N/A
Marvin M. Chronister	Bonanza Creek Energy Inc.
Dr. James Funk	Range Resources Corp. Superior Energy Services, Inc.
W. Gordon Lancaster	Ainsworth Lumber Co. Ltd. SouthGobi Resources Limited
James H. T. Riddell	Big Rock Brewery Inc. DevCorp Capital Inc. MGM Energy Corp. Paramount Resources Ltd. Trilogy Energy Corp.
Dr. William J.F. Roach	Kior Inc. Porto Energy Corp.
Gregory G. Turnbull	Crescent Point Energy Corp. Heritage Oil Plc. Hyperion Energy Corp. Hawk Exploration Ltd. Online Energy Inc. Porto Energy Corp. Storm Resources Ltd. Sunshine Oil Sands Ltd.
Jack W. Schanck	Penn West Petroleum Ltd.

Information Circular 24

Board and Committee Meetings

The following tables disclose the attendance record for each director for all Board and standing committee meetings held during 2011.

Directors	Board 6 Meetings		BOARD COMMITTEES										Overall Attendance
			Audit Committee 4 Meetings		Governance Committee 7 Meetings		Health, Safety, Environment and Reserves Committee 3 Meetings		Compensation Committee 4 Meetings(1)		Overall Committee Meeting Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Kerry R. Brittain	6	100	4	100	7	100	N/A	N/A	1	100	12	100	18	100
Marvin M. Chronister	6	100	4	100	N/A	N/A	3	100	1	100	8	100	14	100
Dr. James Funk	6	100	N/A	N/A	6	86	3	100	N/A	N/A	9	90	15	94
W. Gordon Lancaster(2)	4	100	3	100	N/A	N/A	N/A	N/A	3	100	6	100	10	100
James H.T. Riddell	4	67	N/A	N/A	N/A	N/A	3	100	4	100	7	100	11	85
Dr. William J.F. Roach	6	100	N/A	N/A	N/A	N/A	3	100	3	100	6	100	12	100
Jack W. Schanck	6	100	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6	100
Gregory G. Turnbull	6	100	4	100	6	86	N/A	N/A	N/A	N/A	10	91	16	94

Notes:

1)
The composition of the Compensation Committee changed twice during 2011. Initially, Messrs. Roach and Lancaster replaced Messrs. Brittain and Chronister on the Compensation Committee and then in November 2011 Mr. Turnbull replaced Mr. Roach on the Compensation Committee.

2)	W. Gordon Lancaster was appointed to the Board on April 5, 2011.
The Board has at least four regularly scheduled meetings per year. During all regularly scheduled meetings (and certain other meetings), the Board and its committees conduct in camera sessions, at which no members of management are present. The in camera sessions of the Board are held at such times as the Chairman determines advisable. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Shareholders. In 2011, the Board met without management and non-independent directors present on all occasions.

Position Descriptions

Chairman

The Board has developed a written position description for the Chairman, which provides that the Chairman is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to ensure that the Board is alert to its obligations to the Company. The Chairman is required to be independent under the standards for independence established by the Board and is required to have certain competencies and skills determined appropriate by the Board.

Mr. Kerry R. Brittain is currently serving as Chairman and he is independent within the meaning of National Instrument 52-110, Audit Committees.

Information Circular 25

Committee Chairs

The Board has developed written position descriptions for the chairs of each committee. The chairs of each committee are to provide effective leadership at the committee level and ensure that the each committee fulfills its mandate.

A copy of the position descriptions for each of the Chairman and the committee chairs can be found on the Company's website at www.sonderesources.com.

Chief Executive Officer

The Board has adopted a position description for its CEO, which is generally reviewed annually by the Board. The CEO's principal duties and responsibilities are providing leadership and vision for the Company, developing a strong organization with the right people in the right places, overseeing the executive management of the Company in particular with respect to the day-to-day affairs of the Company, developing long term and short term strategic plans and financial and operating plans; reporting to the Board and Shareholders and managing relationships with stakeholders. In addition, the written mandate of the Compensation Committee provides that it will conduct annual performance reviews of the CEO with the results of such reviews to be communicated to the Board, giving the Board a formal opportunity to provide direction and feedback to the CEO concerning the performance of his or her duties.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. However, the Corporate Governance Committee is mandated, as may be required from time to time, to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors. Although, no formal programs have been implemented to date, all directors are provided with information about the Company, its strategy and operations and have access to the Company's policies, mandates and terms of reference, including the Code of Business Conduct and Ethics.

All directors have been provided with this baseline of knowledge about the Company which serves as a basis for informed decision making. This baseline of knowledge includes a combination of written material and the ability to attend one-on-one meetings with senior management of the Company.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through regular communications from management and reports and presentations at Board meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for all directors, officers, employees and consultants of the Company. The Code is available on SEDAR at www.sedar.com and on our website at www.sonderesources.com. The Company expects that all directors, officers, employees and consultants of the Company will adhere to the highest ethical standards in the Company's business activities. All directors, officers, employees and consultants of the Company are expected to deal fairly with other employees, customers, suppliers, competitors, governments and the general public.

The Board and management of the Company monitor compliance with the Code. All directors, officers, employees and consultants of the Company are encouraged to report violations of the Code to an employee's supervisor, the CEO, the chair of the Audit Committee or the Chairman, as may be appropriate in the circumstances.

The Board has adopted a whistleblower policy (the "Whistleblower Policy") as part of the Code.  The Whistleblower Policy provides a means for all directors, officers, employees and consultants of the Company to report violations of the Policy to a confidential and anonymous independent third party. The Whistleblower Policy encourages the reporting of questionable accounting or auditing matters; inadequate internal accounting controls; misleading or coercion of auditors; disclosure of fraudulent or misleading financial information; instances of corporate fraud; material misrepresentations in any written

Information Circular 26

or oral disclosure made by or on behalf of the Company; breach of the Company's policy on trading in securities; and other activities that may violate the Code or which the individual believes are illegal, unethical or otherwise detrimental to the Company. The Company requires directors, the CEO, COO, CFO, all Vice-Presidents, all General Managers, all individuals with responsibilities in finance, human resources, purchasing and any other employees or consultants as determined by the CEO or the Chair of the Corporate Governance Committee to complete an acknowledgement to confirm they have read and are in compliance with the Code on an annual basis.

No material change reports have been filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code requires disclosure of any transactions or agreements in respect of which any director, officer, employee or consultant of the Company has a material interest and the extent and nature of that interest. Any director with a conflict of interest or who is capable of being perceived as being in a conflict of interest with respect to the Company must abstain from discussion and voting by the Board or any committee on any motion to recommend or approve the relevant agreement or transaction. The Board itself must comply with conflict of interest provisions of the Business Corporations Act (Alberta) ("ABCA") in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has adopted a Formal Disclosure Policy (the "Disclosure Policy"), in order to promote consistent disclosure practices aimed at informative, timely, accurate and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation. In accordance with the Disclosure Policy, a Disclosure Committee comprised of the CEO, the CFO and one independent director being Mr. Turnbull (with Mr. Brittain serving as an alternate member as required) has been established to oversee the Company's disclosure practices and to ensure the Company meets all regulatory disclosure requirements.

Nomination of Directors

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Corporate Governance Committee. The Corporate Governance Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director should possess. The Corporate Governance Committee is responsible for identifying potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment includes a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.

The Corporate Governance Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of Shareholders or to be appointed to fill vacancies between annual meetings of the Shareholders and will approach nominees to ascertain their willingness to serve as a member of the Board.

The Corporate Governance Committee has assessed the relevant experience and competencies of Board members through the use of a skill matrix that identified the skills the Committee and the Board consider necessary for the Board to function optimally. The Corporate Governance Committee has determined that all required skill sets have been addressed.

Board Committees and their Mandates

The Board has the following four standing committees: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Health, Safety, Environment and Reserves ("HSER") Committee. The following is a description of the standing committees and their current membership.  The composition of the Compensation Committee was changed in 2011.

Information Circular 27

Audit Committee

Chair:  W. Gordon Lancaster
Members: Kerry R. Brittain and Gregory G. Turnbull

The Audit Committee is constituted with three independent directors. The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in National Instrument 52-110, Audit Committees. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.  In addition, the Board has determined that W. Gordon Lancaster is a "financial expert" as defined in National Instrument 52-110, Audit Committees.

The Audit Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of the Company's financial statements; (ii) the integrity of the financial reporting process; (iii) the integrity of the Company's system of internal control and management of financial risks (iv) the external auditors' qualifications and independence; and (v) the external audit process and the Company's process for monitoring compliance with laws and regulations.

The Audit Committee is directly responsible for recommending to the Board the nomination of the external auditor and the compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting).

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Audit Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Audit Committee. The Audit Committee meets at least four times annually.

Further information relating to the Audit Committee can be found under the heading "Audit Committee" in the Annual Information Form of the Company dated March 23, 2012 available on SEDAR at www.sedar.com.

Compensation Committee

Chair:  James H.T. Riddell
Members: W. Gordon Lancaster and Gregory G. Turnbull

The Compensation Committee is currently constituted with three independent directors.

The Compensation Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing the Company's overall compensation policies and guidelines and the related objectives thereto; and (ii) developing the Company's corporate succession and development plans at the executive and senior officer level.

The Compensation Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Compensation Committee holds in camera meetings, without management present, at some regularly scheduled meetings of the Compensation Committee. The Compensation Committee meets at least four times annually.

Information Circular 28

Corporate Governance Committee

Chair: Kerry R. Brittain
Members:  Dr. James Funk and Gregory G. Turnbull

The Corporate Governance Committee is constituted with three independent directors.

The Corporate Governance Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing criteria and procedures for the identification and recruitment of new directors; (ii)  reviewing and making recommendations regarding the size, composition and organization of the Board and its committees; (iii) evaluating the performance and effectiveness of the Board and its committees; (iv) recommending non-executive director compensation; and (v) developing and recommending guidelines, policies and procedures relating to corporate governance.

The Corporate Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Corporate Governance Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Corporate Governance Committee. The Corporate Governance Committee meets as is necessary to fulfill its responsibilities.

Health, Safety, Environment and Reserves ("HSER") Committee

Chair:  Dr. James Funk
Members: Dr. William J.F. Roach, Marvin M. Chronister and James H.T. Riddell

The HSER Committee is constituted with three independent directors and one non-employee director who is not independent.

The HSER Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the Company's obligations under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities with respect to the oil and natural gas reserves evaluation process of the Company and public disclosure of reserves data and related information in connection with the Company's oil and gas activities; and (ii) the Company's legal, regulatory, industry and community obligations pertaining to areas of health, safety and environmental matters.

The HSER Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The HSER Committee holds in camera meetings, without management present, as required at regularly scheduled meetings of the HSER Committee. The HSER Committee meets at least two times annually.

Assessments

The Board, with the assistance of the Corporate Governance Committee, is responsible for ensuring that there is a process in place for annually evaluating the performance and effectiveness of the Board, its committees and the individual directors based on their applicable written mandate or position description.

Annually Board members complete an evaluation of the performance and effectiveness of the Board, its committees and individual directors and a skill matrix assessing the overall competencies of the Board is maintained by the Corporate Governance Committee. The Corporate Governance Committee reviews and analyzes the results of the evaluation as part of its assessment of the appropriateness of the Board's processes and composition.  In respect of the 2011 evaluation of Board effectiveness, legal counsel to Sonde conducted individual interviews with each director regarding specific matters relating to Board, committee and individual director performance and prepared reports that were provided to the Corporate Governance Committee and the Board.

Information Circular 29

The objective of the assessments is to ensure the continued effectiveness of the Board and individual directors in the execution of its and their responsibilities and to contribute to a process of continuing improvement and evolution of Board performance. In addition to any other matters the Board deems relevant, the assessments will consider in the case of the Board or a committee, the applicable written mandate or position description, as well as the competencies and skills each individual director is expected to bring to the Board. Specific areas for improvement are discussed at the Board level and changes are implemented as appropriate.

Information Circular 30

MEETING MATTERS

1.	Financial Statements

The audited financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon will be received at the Meeting. The audited financial statements and the report of the auditors thereon were provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular.

2.	Election of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his successor is elected or appointed. At the Meeting, seven directors will be proposed for election.

The enclosed form of proxy permits you to vote in favour of all of our nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies "FOR" the election of all nominees specified below.

Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. If, for any reason, any of the nominees is unavailable to serve, the persons designated in the form of proxy will be able to vote in their discretion for any substitute nominee or nominees. The persons named in the enclosed form of proxy intend to vote "FOR" the election of any substitute nominee or nominees recommended by management of Sonde.

The Board of Directors has adopted a Majority Voting Policy to deal with circumstances in which a nominee receives a greater number of votes "withheld" from his election than votes "for" in an uncontested election of directors. Pursuant to this policy, the Corporate Governance Committee will promptly consider, and make a recommendation to the Board, with respect to what steps will be taken, if any, based on the best interests of the Company. In considering what is in the best interests of the Company, the Corporate Governance Committee will review all factors deemed relevant by members of such Committee including, without limitation: the reasons, if known, why Shareholders withheld votes from the election of that nominee; any alternatives for curing the underlying cause of the withheld votes; the length of service and qualifications of the nominee; the nominee's past and expected contributions to the Company; whether requiring and accepting the resignation of the nominee would trigger defaults or other adverse consequences under material contracts or acceleration of change of control provisions and other rights in severance or employment agreements or benefit plans; the overall composition of the Board, including the current mix of skills and attributes on the Board; whether requiring and accepting the resignation by the nominee would cause the Company to fail to meet any applicable listing or regulatory requirement; and the Company's governance policies. The Board will make its decision with respect to any actions to be taken within 90 days of the applicable annual meeting, and will promptly disclose its decision in a press release. This policy does not apply in circumstances involving a contested election of directors.

Information Circular 31

Name and Residence	Office(s) held with Sonde	Director Since	Principal Occupation(s) During the Last Five Years	Common Shares Beneficially Owned Directly or Indirectly or Controlled
Kerry R. Brittain(1)(3) Texas, United States	Chairman	September 2009	From July 2007 to present, in private law practice advising companies on acquisitions and domestic and international transactions. Prior thereto, from July 2002 to July 2007, Senior Vice President, General Counsel and Secretary for Harvest Natural Resources Inc., a public oil and gas company.	30,000
Dr. James Funk(3)(4) Pennsylvania, United States	Director	September 2009	From January 2004 to present, President and Geologist of J.M. Funk & Associates Inc., a private oil and gas consulting company.	20,000
W. Gordon Lancaster(1)(2) British Colombia, Canada	Director	April 2011	From November 2009 to present, an independent business consultant and from January 2004 to November 2009, Chief Financial Officer of Ivanhoe Energy Inc., a public oil and gas company.	-
James H.T. Riddell(2)(4) Alberta, Canada	Director	January 2010	From June 2002 to present, President and Chief Operating Officer of Paramount Resources Ltd., a public oil and gas company and from February 2010 to present, President and Chief Executive Officer of Trilogy Energy Corp., a public oil and gas company. Prior thereto, from February 2005 to February 2010, President and Chief Executive Officer of Trilogy Energy Ltd., a public oil and gas company.	-
Dr. William J.F. Roach(4) Alberta, Canada	Director	September 2009	From January 1, 2012 to present, Chief Executive Officer of Cavalier Energy Inc., a private oil sands company. From October 2010 to December 31, 2011, Chief Executive Officer of Calera Corporation, a carbon capture company. Prior thereto, from October 2004 to October 2010, President and Chief Executive Officer of UTS Energy Inc., a public oil and gas company.	10,000
Jack W. Schanck Texas, United States	Director, President and CEO	December 2010	President and Chief Executive Officer of Sonde since October 2010. From 2007 to 2009, Managing Partner of Tecton Energy (following the merger of Southview Energy and Tecton Energy). From 2005 to 2007, Chief Executive Officer of Southview Energy, an independent oil and natural gas investment vehicle.	80,645
Gregory G. Turnbull(1)(3) Alberta, Canada	Director	September 2009	From July 2002 to present, a partner with the law firm of McCarthy Tétrault llp.	70,000

Notes:

1)	Member of the Audit Committee.
2)	Member of the Compensation Committee.
3)	Member of the Corporate Governance Committee.
4)	Member of the HSER Committee.

Information Circular 32

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days, other than:

•
Mr. Riddell was a director and executive officer of Paramount Resources Ltd., which, from 1992 to 2008, was the general partner of T.T.Y. Paramount Partnership No. 5, a limited partnership established to conduct oil and gas exploration and development activities. A cease trade order against T.T.Y. Paramount Partnership No. 5 was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 interim financial statements in Quebec. The cease trade order was revoked on April 9, 2008. T.T.Y. Paramount Partnership No. 5 was dissolved on July 21, 2008.

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any  issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than:

•
Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada.  Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter; and

•
Mr. Riddell was a director of Jurassic Oil and Gas Ltd., a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic Oil and Gas Ltd.'s bankruptcy was subsequently annulled.

Personal Bankruptcies

To the knowledge of management, no proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

To the knowledge of management, no proposed director of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Information Circular 33

Appointment of Auditors

At the Meeting, Shareholders will be asked to pass a resolution appointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the remuneration to be paid thereto. Deloitte & Touche LLP was first appointed as auditors of the Company on December 1, 2009.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, neither the Company nor any director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2011, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2011 and Management Discussion & Analysis ("MD&A"). In addition, a Shareholder may obtain copies of the Company's audited financial statements for the year ended December 31, 2011 and MD&A by contacting Kurt Nelson, Chief Financial Officer of the Company, by mail at 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 503-7944 or by email at knelson@sonderesources.com.

Information Circular 34

APPENDIX "A"

BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE

Purpose and Role

The Board of Directors (the "Board") of Sonde Resources Corp. (the "Corporation") has the responsibility for the stewardship of the Corporation. The role of the Board is to provide leadership and the independent supervision and oversight of the business and affairs of the Corporation. Each member of the Board is required to act in the best interests of the Corporation and its shareholders.

The Corporation's officers and employees are responsible for the day to day management and conduct of the business of the Corporation and the implementation of the strategic plan approved by the Board.

This Board Mandate and Guidelines for Corporate Governance ("Mandate") is intended to provide parameters and direction to the Board regarding its responsibilities and principles of governance.  This Mandate is in addition to and is not intended to change or interpret any applicable law or regulation or the Articles or By-laws of the Corporation. Any waivers of this Mandate must be approved by the Board.  This Mandate is subject to modification from time to time by the Board.

The operation of the Board is a dynamic and evolving process. Accordingly, this Mandate will be reviewed periodically by the Corporate Governance Committee and any recommended revisions will be submitted to the Board for consideration.

Responsibilities

The Board's responsibilities include:

•
Approve the strategic direction of the Corporation. This will include the adoption of a strategic planning process and the annual review and approval of a strategic plan which takes into account, among other things, the nature, opportunities and risks associated with the business of the Corporation

•	Set the policies and principles for Chief Executive Officer (the "CEO") selection. Select, evaluate and, if necessary terminate the CEO.
•
Set the policies and principles for executive officer performance. Assess the performance of the CEO at least annually. Together with the CEO assess the performance of other executive officers at least annually. The Board will also take reasonable steps to ensure that the CEO has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

•	Succession planning for the CEO and executive officers of the Corporation and the periodic review of the Corporation's succession plans.
•	Identification of the principal risks of the Corporation's businesses and the taking of steps to ensure the implementation of appropriate systems to manage these risks.
•	Review and, where appropriate, approve fundamental operating, financial and other major plans and initiatives, including approval of the Corporation's annual financial plans.
•
Establish policies for the selection and retention of directors of the Corporation. Annually determine those individual directors proposed to be nominated for electing at the next annual general meeting of shareholders.

Appendix A1

•
Monitor compliance with applicable law and the Corporation's policies related to health, safety, environment, aboriginal and stakeholder affairs and social responsibility and taking all reasonable steps to ensure corrective measures are taken when issues arise.

•
Set the ethical tone and foster ethical and responsible decision making by management.  Adopt a Code of Business Conduct and Ethics (the "Code") applicable to all directors, officers and employees. Monitor compliance with the Code, and decline, grant and provide for appropriate disclosure of any waivers of the Code for officers and directors.

•
Establish and annually review a delegation of authority for expenditures and other corporate actions. Delegate to the CEO the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation's operations that are not reserved to the Board under the terms of the delegation of authority.

•
Periodically review the Corporation's disclosure policy which, among other matters, (i) addresses how the Corporation interacts with shareholders, stakeholders, analysts and the public, and (ii) contains measures to avoid selective disclosure.

•	Review of, and being satisfied with, the integrity of the Corporation's internal control and management information systems.
•	Development of measures for receiving shareholder feedback.
•	Provide advice and counsel to management. This occurs both in formal Board and Committee meetings and through informal, individual director contacts with the CEO and other members of management.
•	Oversee the annual evaluation of the performance and effectiveness of the Board, Committees, all individual directors, the Chairman of the Board and committee chairs.

Board Composition

Number

The number of directors shall be not less than three and not more than fifteen. The size of the Board should be one that can function effectively as a board.

Term

Board members are elected to hold office for a term of one year. The Board does not believe it should establish term limits.  Instead, the Board believes that the annual assessment of the Board's performance provides an opportunity to review each director's continuation on the Board and desire to remain a member.

Independent Directors

Independent directors must comprise a majority of the Corporation's board.

Chairman

The Chairman of the Board shall be elected from the independent directors. While it is the view of the Board that the roles of CEO and Chairman of the Board should be separated, the Board retains the discretion to combine the positions based on what is best for the Corporation in light of all circumstances.

Appendix A2

Retirement

Directors who are not employees of the Corporation will retire from the Board effective at the Annual Meeting of Shareholders that follows their seventy-second birthday.

Individual Director Responsibilities

Attendance at Board Meetings

Board members are expected to attend all board meetings and all meetings of committees on which they serve. The Board recognizes that occasional meetings may need to be scheduled on short notice when participation of a director is not possible and that conflicts may arise from time to time that will prevent a director from attending a regularly scheduled meeting. However, the Board expects that each director will make every possible effort to keep such absences to a minimum. While attendance at Board meetings in person is preferred, it is recognized that on occasion a member may need to attend by telephone.

Attendance at Shareholder Meetings

Board members are expected, to the extent possible, to attend the annual general meeting of shareholders.

Review of Materials

Board members are expected to review in advance all board materials distributed for a meeting.

Change of Position

Directors will offer their resignation upon a change of position, including retirement from the position on which their original nomination was based. It is not the sense of the Board that such directors should necessarily leave the Board. There should, however, be an opportunity for the Board to review continued appropriateness of Board membership under these circumstances.

Conflict of Interest

If an actual or potential conflict of interest develops because of a change in the business operations of the Corporation, or in a director's circumstances, the director should report the matter immediately to the Chairman of the Board for evaluation. A significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

Director Qualifications

Selection of Board Members

The Board is responsible for nominating members to the Board and for filling vacancies that may occur between annual meetings of the shareholders. The Corporate Governance Committee, with direct input from the CEO and other Board members, is responsible for identifying and screening candidates for Board membership.

Selection Criteria

The Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of perceived needs of the Board at any given

Appendix A3

point in time. The Corporate Governance Committee shall periodically review and update the criteria as deemed necessary.

Determination of Independence

In determining whether a director is independent, there shall be no fixed criteria or bright line rules. The Board believes that true independence is measured by subjective and objective factors taking into account the totality of the circumstances. In addition, any determination of independence will be based upon applicable securities laws and regulations and exchange listing standards. Annually the Board will affirmatively determine which members of the Board are independent.

Orientation Program

The Board shall establish an orientation program for new directors which includes comprehensive information about the Corporation's business and operations; meetings with the executive officers and management of the Corporation; general information about the Board and its Committees, including director compensation and benefits; a review of the Corporation's policies and procedures; and, a review of director duties and responsibilities. Where appropriate, new directors will also be asked to attend educational programs or institutes concerning membership on boards.

Continuing Education

The Board recognizes the importance that all directors need to remain current on the operations and businesses of the Corporation and external factors that affect it such as governance best practices and changes in the law. Review of materials provided by management and professional advisors to the Corporation, special briefings, periodic in-depth reviews and on-site visits to new or changed operations are among the ways the directors will be continually educated on the Corporation. In addition, directors are encouraged to maintain a currency of understanding of their legal responsibilities and board and governance practices by attending programs sponsored by the Corporation or by accredited institutions.

Operation of the Board; Meetings

Regular Meetings

The Board shall have four regularly scheduled meetings per year.   Special meetings are called as necessary.

Strategic Review

At least one Board meeting a year will review long-term strategic plans, principal issues expected to face the Corporation in the future, and business plans.

Executive Sessions

At each regularly scheduled meeting and as deemed appropriate for any special meetings, the independent directors of the Board shall meet in executive session without management, including the CEO. At least once a year the executive session will be for the purpose of evaluating CEO performance and compensation.  The Chairman of the Board will chair the executive session or, in his or her absence, the Board will appoint a chair.

Quorum

A quorum for meetings will be a majority of the members of the Board.

Appendix A4

Board and Committee Agenda

The Chairman of the Board and the CEO are responsible for establishing the agenda for each Board meeting, although other Board members are free to include items on the agenda.  Each director is also free to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Chair of each Committee shall establish the agenda for Committee meetings.  Adequate time will be scheduled for completion of the matters placed on the agendas.

Board and Committee Materials

In advance of each regular Board and Committee meeting and, to the extent possible special meetings, a proposed agenda and minutes of the last meeting will be distributed to each member.  In addition, information and data important to members' understanding of the matters to be considered, including copies of presentation materials, background summaries, and proposed resolutions, will be distributed, to the extent feasible or appropriate, at least seven days in advance of a meeting.

Attendance by Management

The Chairman of the Board or the CEO may invite one or more members of management to be in regular attendance at board meetings and may include other officers and employees from time to time as appropriate in the circumstances.

Access to Information; Outside Advisors

The Board shall have free access to information and the officers, management, employees and consultants of the Corporation. The Board also has complete access to independent advisors, including the independent auditors and outside counsel of its choice with respect to any issues relating to its activities.  The Corporation shall provide the funds necessary to pay for independent advisors retained by the Board.

Director Compensation

Fees

Each independent director will be paid a fee for his or her services as a director. The Chairman of the Board and the chair of each Committee will also be paid a fee for his or her services as a chair.  In addition, the directors may be paid supplemental fees for special board meetings, attending business meetings on behalf of the Corporation or other activities which require a substantial commitment of time or travel.

Sole Compensation

Directors' fees must be the sole compensation paid by the Corporation for each independent director of the Corporation.

Determination of Fees

Directors' fees shall take into account the views of compensation experts; what is customary in relation to companies comparable in size and line of business; level of director involvement; and, any unique circumstances facing the Board. Directors' fees shall be set by the Board on an annual basis, ordinarily at the first board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee.

Appendix A5

Equity Ownership

The Board believes directors should hold equity ownership in the Corporation, and that a portion of Directors' fees should consist of company equity in the form of stock units, stock grants and restricted stock. It is anticipated that each director will develop a meaningful equity position in the Corporation over time. In addition, the Board may establish share ownership targets and ownership holding periods for directors.

Board Committees

Standing Committees

The full Board considers all major decisions of the Corporation; however, a substantial portion of the analysis and work of the Board is by standing Board Committees who are empowered to act on behalf of the full Board for those areas the Board has prescribed. The Corporation shall have four standing Committees: (a) Audit; (b) Compensation; (c) Corporate Governance; and (d) Health, Safety, Environment and Reserves.

Ad Hoc Committees

From time to time, the Board may designate ad hoc committees. Such committees shall have the authority and responsibilities delineated in the resolutions creating them.

Committee Size and Composition

Each standing committee shall consist of at least three voting members, and the voting members must all be independent directors.

Committee Appointments

Committee appointments to the standing committees and the chair of those committees shall be determined at the first Board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee. In making its recommendations to the Board, the Corporate Governance Committee shall give consideration to rotating committee members from time to time; subject matter expertise of individual board members; applicable regulatory or listing requirements; tenure; and, the desire and time availability of individual Board members.

Committee Charters

Each standing committee must adopt a written charter, and submit a copy of the charter to the Board for approval. The adequacy of the charters of each standing committee will be reviewed at least annually.

Committee Reports

Reports on each Committee meeting are made to the full Board.  All directors will be furnished copies of each Committee's minutes.

Audit Committee

The following guidelines shall apply only to the Audit Committee:

•	Each member of the Audit Committee must meet the independence requirements of applicable securities laws and regulations and exchange listing standards.
•	The chair of the Audit Committee must have accounting or financial management experience.

Appendix A6

•	At least one member of the Audit Committee must be determined by the Board to qualify as a "financial expert" as that term is defined in Securities Exchange Commission rules.
•
Each member of the Audit Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. A director is financially literate if he or she has the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

•
An Audit Committee member may not serve on the audit committee of more than three publicly held companies, unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Corporation's Audit Committee.

Committee Secretary

The Secretary to the Corporation or a Committee designee shall record the minutes of each Committee meeting.

Meetings

There is no fixed schedule for how often Committees must meet; however, the Audit Committee shall meet at least quarterly with management, internal auditors and the independent auditors.  Committee meetings will ordinarily take place on the day before a regular Board meeting and at such other times as determined by the chairs of each Committee.

Annual Assessment

Each Committee will annually assess its performance to confirm it is meeting its responsibilities under its charter. The results of the review shall be provided to the chair of the Corporate Governance Committee.

Management Responsibilities

Periodic Reports

Management shall routinely send to the directors monthly financial statements, operations reports, earnings reports, analysts' reports and other information designed to keep the directors informed of the material aspects of the Corporation's business, performance and prospects.  Management shall also be responsive to requests for information from Board members.

Board Materials

Management is responsible for the preparation and timely distribution of materials for Board and Committee meetings.

Press Releases

All non-routine press releases shall be distributed to directors sufficiently in advance of their release so as to afford each accessible director a reasonable opportunity to comment on the release.

Appendix A7

Corporation Spokesperson

The Board believes that management should speak for the Corporation.  Individual directors may, from time to time, receive requests for comment from various constituencies who are involved with the Corporation. If comments from the Board are appropriate, they should be made only with the knowledge of the executive officers and, absent special circumstances, come only from the Chairman or the Corporation's designated spokesperson.

These Corporate Governance Guidelines and the charters of the Board committees shall be posted on the Corporation's website. The Corporation's website shall provide information on how to contact the Directors.

Appendix A8

Document 2

FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF SONDE RESOURCES CORP.

The undersigned holder ("Shareholder") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") hereby appoints Jack Schanck, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Kerry Brittain, Chairman of the Board of the Company, or in lieu of the foregoing,  _______________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the annual meeting of Shareholders (the "Meeting") to be held at 3:00 p.m. (Calgary time) on May 25, 2012 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1.	On the ordinary resolution electing the directors as set forth in the Information Circular of the Company dated April 25, 2012 (the "Information Circular"):

Kerry Brittain	VOTE FOR	☐	WITHHOLD VOTE	☐
Dr. James Funk	VOTE FOR	☐	WITHHOLD VOTE	☐
W. Gordon Lancaster	VOTE FOR	☐	WITHHOLD VOTE	☐
James H.T. Riddell	VOTE FOR	☐	WITHHOLD VOTE	☐
Dr. William J.F. Roach	VOTE FOR	☐	WITHHOLD VOTE	☐
Jack W. Schanck	VOTE FOR	☐	WITHHOLD VOTE	☐
Gregory G. Turnbull	VOTE FOR	☐	WITHHOLD VOTE	☐

2.	On the ordinary resolution appointing Deloitte & Touche llp, Chartered Accountants, as auditors of the Company at such remuneration as may be approved by the board directors of the Company:

VOTE FOR	☐	WITHHOLD VOTE	☐

3.
To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Annual Meeting of Shareholders ("Notice of Meeting") and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

DATED this __ day of ________, 2012.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1.	If you are a registered Shareholder and are unable to attend the Meeting in person, kindly fill in, sign and return the enclosed instrument of proxy.

2.
The Shareholder submitting this proxy has the right to appoint a person (who need not be a Shareholder of the Company) to represent such Shareholder at the Meeting other than Jack Schanck or Kerry Brittain. To exercise this right, the Shareholder may either insert the name of the desired representative in the blank space provided and strike out the other names or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ALL ITEMS.

3.
If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the Shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knew of no such amendments, variations or other matters to come before the Meeting.

4.
This proxy must be signed by the registered Shareholder or such Shareholder's attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized (a copy of such authorization should accompany the form of proxy). Any proxy which is undated will be deemed to bear the date on which it was mailed to the Shareholder.

5.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

6.
You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site.  You will be prompted to enter your Control Number, which is located on this Form of Proxy.  If you vote by internet, your vote must be received not later than 3 p.m. (Calgary time) on May 23, 2012 or 48 hours prior to the time of any adjournment of the Company Name Meeting.

7.
This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions.  Complete proxy instructions are found in the Information Circular. Please note that if you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions, you may resubmit their proxy, prior to the cut off time noted above.  When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted within the timeframe noted above. IF YOU VOTE BY THE INTERNET, DO NOT MAIL BACK THIS PROXY.

8.
If you do not vote using the Internet as provided in item 6 above, please mark, sign, date and return this proxy promptly. Properly executed forms of proxy must be received by 3:00 p.m. (Calgary time) on May 23, 2012 or two business days preceding the date of any adjournment.  Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Valiant Trust Company, 310, 606 - 4 Street SW, Calgary, AB T2P 1T1 or by Fax:  403-233-2857.

Document 3

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

to be held May 25, 2012

TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.

Notice is hereby given that the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the Viking Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta  on May 25, 2012, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon;
2.	to elect the directors of the Company for the ensuing year;
3.	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors; and
4.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Only Shareholders of record at the close of business on April 25, 2012 are entitled to receive notice of and to vote at the Meeting or any adjournment.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857.  Alternatively, registered Shareholders may use the internet site at www.valianttrust.com to transmit their voting instructions.  All proxies and voting instructions must be received by Valiant Trust Company by no later than 3:00 p.m. (Calgary time) on May 23, 2012 or two business days preceding the date of any adjournment.  For further instructions on voting using the internet, see "Appointment and Revocation of Proxies" in the accompanying Information Circular.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Jack W. Schanck"
Jack W. Schanck
President and Chief Executive Officer

April 25, 2012

Document 4

MAILING LIST REQUEST FORM

TO:      REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.sonderesources.com.

As long as you remain a registered shareholder, you will be asked to renew your requests to receive interim financial statements and related "MD&A" each year.

Name: (Please Print) ______________________________________________

Address: ________________________________________________________

_______________________________________ Postal Code: _____________

Signature: ______________________________  Date: __________________

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

MAILING LIST REQUEST FORM

TO:           NON-REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

☐	Mark this box if you wish to receive annual financial statements and related "MD&A" by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.sonderesources.com.

As long as you remain a non-registered shareholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD&A" each year.

Name: (Please Print) ______________________________________________

Address: ________________________________________________________

_______________________________________ Postal Code: _____________

Signature: ______________________________  Date: __________________

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	April 27, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer